UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Callon Petroleum Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

13123X102
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 542-0235

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 950,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 950,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,480,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,480,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,480,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,430,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,430,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,430,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 950,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 950,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,530,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,530,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,530,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON IN

1 Includes 100,000 Shares held in Mr. Eberwein’s IRA Account.

CUSIP NO. 13123X102

1	NAME OF REPORTING PERSON MATTHEW REGIS BOB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 13123X102

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)        Lone Star Value Investors, LP, a Delaware limited partnership (“Lone Star Value Investors”);

(ii)       Lone Star Value Co-Invest I, LP, a Delaware limited partnership (“Lone Star Value Co-Invest”);

(iii)      Lone Star Value Investors GP, LLC, a Delaware limited liability company (“Lone Star Value GP”), which serves as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest;

(iv)      Lone Star Value Management, LLC, a Connecticut limited liability company (“Lone Star Value Management”), which serves as the investment manager of Lone Star Value Investors;

(v)       Jeffrey E. Eberwein, who serves as the manager of Lone Star Value GP and sole member of Lone Star Value Management; and

(vi)      Matthew Regis Bob.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Lone Star Value Investors, Lone Star Value Co-Invest, Lone Star Value GP, Lone Star Value Management and Mr. Eberwein is 53 Forest Avenue, 1st Floor, Old Greenwich, Connecticut 06870. The principal business address of Mr. Bob is c/o MB Exploration West Texas LLC, 2602 McKinney Avenue, Suite 220, Dallas, Texas 75204.

(c)           The principal business of each of Lone Star Value Investors and Lone Star Value Co-Invest is investing in securities. The principal business of Lone Star Value GP is serving as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest. The principal business of Lone Star Value Management is serving as the investment manager of Lone Star Value Investors. The principal occupation of Mr. Eberwein is serving as the manager of Lone Star Value GP and the sole member of Lone Star Value Management. The principal occupation of Mr. Bob is serving as the president of MB Exploration West Texas LLC.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 13123X102

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Bob and Eberwein are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Lone Star Value Investors and Lone Star Value Co-Invest were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 950,000 Shares beneficially owned by Lone Star Value Investors is approximately $4,734,759, excluding brokerage commissions.  The aggregate purchase price of the 1,480,000 Shares beneficially owned by Lone Star Value Co-Invest is approximately $5,700,241, excluding brokerage commissions.

The Shares held in Mr. Eberwein’s IRA Account were purchased with personal funds in open market purchases.  The aggregate purchase price of the 100,000 Shares held in Mr. Eberwein’s IRA Account is approximately $346,890, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 23, 2013, Lone Star Value Management, together with its affiliates (“Lone Star Value”) issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. In the press release, Lone Star Value stated its beliefs that the Issuer is deeply undervalued and substantial change is needed on its Board of Directors (the “Board”) to ensure that appropriate actions are taken to prevent further shareholder dilution, lower the Issuer’s cost of capital, and create value for all of the Issuer’s shareholders.  Lone Star Value stressed the importance of adding new highly-qualified, independent directors on the Board with relevant credentials for the Issuer, as well as direct shareholder representation to ensure the best interests of all shareholders are appropriately represented in the boardroom at all times.  Lone Star Value also expressed its firm belief that the Issuer must significantly improve its corporate governance strategy and practices, including by immediately taking the necessary steps to declassify its board structure and to eliminate all supermajority vote requirements from its organizational documents.  Lone Star Value expressed disappointment that the Board and management of the Issuer have rejected all of its suggestions to date.

Accordingly, also on December 23, 2013, an affiliate of Lone Star Value delivered a letter to the Issuer (the “Nomination Letter”) nominating Jeffrey E. Eberwein and Matthew Regis Bob (the “Nominees”) for election to the Board at the Issuer’s 2014 annual meeting of shareholders (the “2014 Annual Meeting”).  The Reporting Persons believe that significant change to the composition of the Board is warranted given the qualifications of their Nominees and the deep undervaluation of the Issuer. Depending on certain factors, including the number of directors up for election at the 2014 Annual Meeting and the Issuer’s financial and operational performance, the Reporting Persons reserve the right to either withdraw certain or all of its nominees or to nominate additional nominees for election to the Board at the 2014 Annual Meeting.

CUSIP NO. 13123X102

The Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally, and Lone Star Value remains prepared to engage in a constructive dialogue with the Board to reach a mutually agreeable resolution to reconstitute the Board in a manner that is in the best interests of all shareholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows.

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,444,973 Shares outstanding, which is the total number of Shares reported outstanding as of December 12, 2013 in the Issuer’s definitive proxy statement for a special meeting of stockholders, filed with the Securities and Exchange Commission on December 13, 2013.

A.	Lone Star Value Investors

(a)	As of the close of business on the date hereof, Lone Star Value Investors beneficially owned 950,000 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 950,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 950,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	Lone Star Value Co-Invest

(a)	As of the close of business on the date hereof, Lone Star Value Co-Invest beneficially owned 1,480,000 Shares.

Percentage: Approximately 3.7%

(b)	1. Sole power to vote or direct vote: 1,480,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,480,000
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Co-Invest has not entered into any transactions in the Shares during the past 60 days.

C.	Lone Star Value GP

(a)
Lone Star Value GP, as the general partner of each of Lone Star Value Investors and Lone Star Value Co-Invest, may be deemed the beneficial owner of the (i) 950,000 Shares owned by Lone Star Value Investors and (ii) 1,480,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 6.0%

CUSIP NO. 13123X102

(b)	1. Sole power to vote or direct vote: 2,430,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,430,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 950,000 Shares owned by Lone Star Value Investors.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 950,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 950,000
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Eberwein

(a)
As of the close of business on the date hereof, 100,000 Shares were held in Mr. Eberwein’s IRA Account. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may also be deemed the beneficial owner of the (i) 950,000 Shares owned by Lone Star Value Investors and (ii) 1,480,000 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 2,530,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,530,000
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 13123X102

E.	Mr. Bob

(a)	As of the close of business on the date hereof, Mr. Bob does not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Bob has not entered into any transactions in the Shares during the past 60 days.

An aggregate of 2,530,000 Shares, constituting approximately 6.3% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On December 23, 2013, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer and (b) the Reporting Persons agreed to solicit proxies for the election of the Nominees at the 2014 Annual Meeting.  A copy of this agreement is attached as exhibit 99.2 hereto and is incorporated herein by reference.

On October 31, 2013, Lone Star Value Investors sold in the open market to counterparties call options referencing an aggregate of 75,000 shares of Common Stocks at a price of $7.50 per share, if such right is exercised prior to or on December 21, 2013.

On November 15, 2013, Lone Star Value Investors bought in the open market from counterparties put options referencing an aggregate of 25,000 shares of Common Stocks at a price of $5.00 per share, if such right is exercised prior to or on November 16, 2013.

On November 26, 2013, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 25,000 shares of Common Stocks at a price of $7.50 per share, if such right is exercised prior to or on April 19, 2014.

On November 29, 2013, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 10,000 shares of Common Stocks at a price of $7.50 per share, if such right is exercised prior to or on April 19, 2014.

CUSIP NO. 13123X102

On December 3, 2013, Lone Star Value Investors sold in the open market to counterparties put options referencing an aggregate of 15,000 shares of Common Stocks at a price of $7.50 per share, if such right is exercised prior to or on April 19, 2014.

On December 20, 2013, Lone Star Value Investors bought in the open market from counterparties call options referencing an aggregate of 75,000 shares of Common Stocks at a price of $7.50 per share, if such right is exercised prior to or on December 21, 2013.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated December 23, 2013.

99.2
Joint Filing and Solicitation Agreement by and among Lone Star Value Investors, LP, Lone Star Value Co-Invest I, LP, Lone Star Value GP, LLC, Lone Star Value Management, LLC, Jeffrey E. Eberwein and Matthew Regis Bob, dated December 23, 2013.

99.3	Power of Attorney.

CUSIP NO. 13123X102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2013

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC
General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein Individually and as attorney-in-fact for Matthew Regis Bob

CUSIP NO. 13123X102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

LONE STAR VALUE INVESTORS, LP

25,000	6.7005	11/29/2013
25,000	6.0855	12/09/2013
25,000	6.1496	12/09/2013
50,000	5.9394	12/11/2013
25,000	6.0635	12/12/2013
25,000	5.9249	12/18/2013
25,000	6.0375	12/19/2013
25,000	6.1009	12/20/2013